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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Moscow CableCom Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
61945R100
(CUSIP Number)

Henry Lesser, Esq. DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303 Telephone: (650) 833-2000	Marjorie Adams, Esq. DLA Piper US LLP 1251 Avenue of the Americas, 29th Floor New York, NY 10020-1104 Phone: (212) 335-4500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 19, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	61945R100	Page	2	of	7

1	NAMES OF REPORTING PERSONS: Renova Media Enterprises Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1)	Includes: (i) 3,375,084 shares of common stock, $0.01 par value (“Common Stock”), of Moscow CableCom Corp. (the “Company”) held directly by Renova Media Enterprises Ltd. (“Renova Media”), (ii) 1,687,542 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000

CUSIP No.	61945R100	Page	3	of	7
shares of the Company’s Series B Convertible Preferred Stock, $0.01 par value (“Preferred Stock”), which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”) that Renova Media may be deemed to beneficially own by reason of a Shareholders Agreement between Renova Media and COMCOR, dated August 26, 2004, as amended (the “Shareholders Agreement”), and as a result of the acquisition by Renova Media of a controlling interest in COMCOR on June 7, 2006, with respect to which Renova Media disclaims beneficial ownership, and (vi) 817,512 shares of Common Stock that Renova Media may be deemed to beneficially own by reason of irrevocable proxy and power of attorney arrangements (the “Irrevocable Proxy Arrangements”) between Renova Media and certain stockholders of the Company, with respect to which Renova Media disclaims beneficial ownership.
(2)	Includes all of the securities listed in note (1) above, except for 163,503 shares of Common Stock, which are subject to the Irrevocable Proxy Arrangements, with respect to which Renova Media does not have any dispositive power and disclaims beneficial ownership.
(3)	Based upon a total of 28,442,907 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on January 11, 2007 as disclosed by the Company to Renova Media (13,972,365) and assumes (i) exercise of 1,687,542 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

CUSIP No.	61945R100	Page	4	of	7

1	NAMES OF REPORTING PERSONS: Victor Vekselberg

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		22,884,017(4)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

22,720,514(5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

22,884,017(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

80.5%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(4)	Includes: (i) 3,375,084 shares of Common Stock held directly by Renova Media, (ii) 1,687,542 shares of Common Stock that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (iii) 4,500,000 shares of Common Stock issuable upon conversion of 4,500,000 shares of

CUSIP No.	61945R100	Page	5	of	7
Preferred Stock, which are convertible within 60 days and are held directly by Renova Media, (iv) 8,283,000 shares of Common Stock issuable upon conversion of 8,283,000 shares of Preferred Stock which are convertible within 60 days, that Renova Media is entitled to acquire upon exercise of warrants which are exercisable within 60 days, (v) 4,220,879 shares of Common Stock held by COMCOR that Mr. Vekselberg may be deemed to beneficially own by reason of the Shareholders Agreement, and as a result of the acquisition by Renova Media of a controlling interest in COMCOR on June 7, 2006, with respect to which Mr. Vekselberg disclaims beneficial ownership, and (vi) 817,512 shares of Common Stock that Renova Media may be deemed to beneficially own by reason of the Irrevocable Proxy Arrangements, with respect to which Renova Media disclaims beneficial ownership.
(5)	Includes all of the securities listed in note (1) above, except for 163,503 shares of Common Stock, which are subject to the Irrevocable Proxy Arrangements, with respect to which Renova Media does not have any dispositive power and with respect to which Mr. Vekselberg disclaims beneficial ownership.
(6)	Based upon a total of 28,442,907 shares of Common Stock, which figure is based on the number of outstanding shares of Common Stock on January 11, 2007 as disclosed by the Company to Renova Media (13,972,365) and assumes (i) exercise of 1,687,542 warrants beneficially owned by Renova Media, (ii) conversion of 4,500,000 shares of Preferred Stock beneficially owned by Renova Media, and (iii) exercise of warrants to acquire 8,283,000 shares of Preferred Stock, beneficially owned by Renova Media, and conversion of such Preferred Stock into 8,283,000 shares of Common Stock.

CUSIP No.	61945R100	Page	6	of	7
     This Amendment No. 8 to Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, jointly by Renova Media Enterprises Ltd., a Bahamas corporation formerly known as Columbus Nova Investments VIII Ltd. (“Renova Media”), and Victor Vekselberg (together with Renova Media, the “Reporting Persons”) and amends and supplements the below-indicated items from the Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons on September 23, 2004, and subsequently amended.
     Capitalized terms not otherwise defined herein shall have the meaning attributed to such terms in Amendment #6 to the Schedule 13D filed by the Reporting Persons (“Amendment No. 6”).
Item 3. Source and Amount of Funds or Other Consideration
     Reference is made to Item 4 of this Amendment, which is incorporated herein by reference.
Item 4. Purpose of Transaction
     Reference is made to the letter dated January 19, 2007 from Renova Media to the Company, a copy of which is attached hereto as Exhibit 29 and which is incorporated by reference herein (the “Revised Proposal Letter”). The funding for the revised acquisition proposal contained in the Revised Proposal Letter is anticipated to be provided by borrowings from Renova Media’s shareholders under a further amendment that would be effected to the Amended and Restated Credit Facility Agreement filed as Exhibit 25 to Amendment No. 6.
     On January 19, 2007, the Company issued a press release announcing that the Special Committee of the Company (the “Special Committee”) formed to evaluate and act on the original offer from Renova Media dated November 4, 2006 (filed as Exhibit 24 to Amendment No. 6) had received a revised offer increasing the per share price of the original offer from $10.80 to $12.00. The Company’s press release also stated that there could be no assurance that an agreement on terms satisfactory to the Special Committee would result from its evaluation or negotiation of Renova Media’s proposal or that any transaction recommended by the Special Committee would be completed.
Item 7. Material to be filed as Exhibits
     Exhibit 29   Letter from Renova Media to the Special Committee of the Board of Directors of the Company, dated January 19, 2007.

CUSIP No.	61945R100	Page	7	of	7
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.
Dated: January 22, 2007

RENOVA MEDIA ENTERPRISES LTD.
By:	/s/ Evgenia Loewe
	Name:	Evgenia Loewe
	Title:	Attorney-in-Fact

VICTOR VEKSELBERG
By:	/s/ Evgenia Loewe
	Name:	Evgenia Loewe
	Title:	Attorney-in-Fact